Exhibit 2.1

THIS AGREEMENT (this "AGREEMENT") is made 5th December, 1997
BETWEEN:-
THE GENERAL ELECTRIC COMPANY, P.L.C. (registered in England No. 67307) having its registered office at 1 Stanhope Gate, London W1A 1EH ("GEC")
AND
LYNTON GROUP LIMITED (registered in England No. 1755460) having its registered office at Denham Airport, Hangar Road, Uxbridge, Middlesex UB9 5DF (the "PURCHASER")
AND
3.LYNTON GROUP INC. incorporated in the State of Delaware, U.S.A. and having its principal place of business at 9 Airport Road, Morristown Municipal
Airport, Morristown, New Jersey 07960, U.S.A. (the "Guarantor")
WHEREAS:-
GEC as the beneficial owner of the Shares has agreed to sell and transfer the Shares, and the Purchaser has agreed to purchase them, on the terms and conditions of this agreement, and the Guarantor has agreed to guarantee the Purchaser's obligations hereunder
IT IS AGREED AS FOLLOWS:-
1.  INTERPRETATION
1.1 The Schedules form part of this agreement and shall have the same force and effect as if expressly set out in the body of this agreement and any reference to this agreement shall include the Schedules.
1.2 Certain words and expressions used in this agreement are defined in Schedule 1.
2.  SALE AND PURCHASE OF THE SHARES
2.1 GEC shall sell with full title guarantee the Shares and the Purchaser shall purchase or procure the purchase of the Shares. The Shares shall be free from all claims, liens, charges, encumbrances and equities whatsoever and shall be sold with all rights attached or accruing to them at Completion including, without limitation, the right to receive all dividends, distributions or any return of capital hereafter declared, paid or made in respect of periods commencing on or after Completion.
3.  CONSIDERATION
3.1 The total consideration for the sale of the Shares shall be the payment by the Purchaser to GEC of the Purchase Price.
4.  DEPOSIT AND COMPLETION
4.1 On execution of this Agreement the Guarantor shall deliver in respect of the Deposit to GEC <pound-sterling>7 in cash together with a banker's draft in the sum of <pound-sterling>200,000 and an undertaking from the Purchaser's Solicitors in the Agreed Form. If the Guarantor shall fail to make delivery as aforesaid or the Purchaser's Solicitors fail to make available for collection by GEC on 8 December 1997 a banker's draft in the sum of
<pound-sterling>1,799,993 drawn of The Royal Bank of Scotland plc Threadneedle
Branch, this Agreement shall terminate and be of no effect whatsoever so that no party shall have any rights hereunder whatsoever (whether for damages, specific performance or otherwise howsoever) save always that the Purchaser shall remain liable to pay to GEC forthwith, by way of liquidated damages, the amount of such part of the Deposit as has not been received by GEC, and the Guarantor's obligations hereunder with respect to such liability of the Purchaser shall also remain in full force and effect.
4.2 Completion shall take place on or as soon as reasonably possible following the Business Day following the delivery to GEC of a letter from the Purchaser (which shall be delivered by hand) confirming to GEC in the Agreed Form that the Purchaser is in a position to complete the purchase hereunder in accordance with the terms hereof Provided that if any such letter is delivered to GEC on any day outside Working Hours such letter shall be deemed for all the purposes of this clause 4 to have been delivered to GEC during Working Hours on the next Business Day which follows the day of actual delivery in which case Completion shall take place on or as soon as reasonably possible following the Business
Day following the Business Day on which such letter is deemed to have been delivered to GEC and provided that in any event Completion shall take place on or before 2nd January 1998.
4.3 At Completion, GEC and the Purchaser shall carry out their respective obligations listed in Schedule 2 (Completion Arrangements). The business to be transacted at Completion shall take place in the order set out in Schedule 2, but so that unless all the business to be transacted at Completion is duly carried out none of such business shall be treated as having been transacted and the Purchaser shall not acquire title to the Shares until all of such business (including without limitation payment of the monies due from the Purchaser in respect of the Purchase Price at Completion) has been effected.
4.4 If Completion has not taken place on or before 2nd January 1998 (otherwise than by reason of GEC's default), this Agreement shall terminate and be of no effect whatsoever, so that no party shall have any rights hereunder whatsoever (whether for damages, specific performance or otherwise howsoever) save always for GEC's right to retain the Deposit.
4.5 GEC undertakes to the Purchaser that:-
(i)the business of the Company shall during the period from the date hereof until Completion or termination of this Agreement pursuant to clause 4.4 be carried out in all respects in the ordinary course;
(ii)during such period the Company will pay no dividend or dispose of any tangible fixed assets with a book value in excess of <pound-sterling>50,000;
(iii)until such time as this Agreement has been completed or terminated as provided in clause 4.4 it will not solicit offers from or carry on any negotiations with any other person in relation to a sale of the Company;
(iv)during the periods specified in paragraph (i) above, the Company shall maintain in force insurance on substantially the same terms, covering substantially the same risks and at substantially the same level of cover as at the date of this Agreement. GEC has asked its insurance brokers to note the Purchaser's interest with the underwriters for each insurance policy under which the Company is insured under the GEC group policies in respect of the said period and GEC shall account to the Company for the net insurance proceeds under such policies received by GEC in respect of claims made by the Company.
(v)no person shall during such period be appointed a director of the Company without the consent of the Purchaser (such consent not to be unreasonably withheld, having regard to clause 6.6)
Provided that nothing herein shall prevent any variation of the Company's articles of association for the purposes of facilitating the implementation of this Agreement.
4.6 The Purchaser shall be entitled to appoint a person reasonably acceptable to GEC who shall until Completion or the date on which this Agreement shall terminate pursuant to clause 4.4 be given all reasonable access to the personnel, offices and premises of the Company and to the materials, books, accounts and records of the Company (subject to any confidentiality or other restrictions by which the Company may be bound).
5.  GEC'S WARRANTIES AND UNDERTAKINGS
5.1 Subject to clause 7 (Purchasers' Remedies and GEC's Limitations on Liability) and Schedule 4, GEC warrants to the Purchaser in the terms of the Warranties at the date of this agreement but gives no further or other warranties (except as provided by clause 2). It is acknowledged that if the Purchaser completes the purchase of the Shares hereunder when it has become aware after the date of this agreement of any matter forming the basis of a claim for breach of Warranty, then such awareness shall not reduce (below the amount to which it would otherwise be entitled if it had not become so aware) the amount of damages to which the Purchaser shall be entitled to claim as a result.
5.2 Subject to paragraph 2.2 of Schedule 4, each of the Warranties shall be construed as a separate and independent warranty.
5.3 GEC waives and will procure that it and all other members of the GEC Group will waive, any rights, remedies, or claims GEC or such other member of the GEC Group may have against any director of the Company or any Employee with respect to claims arising out of any information or advice supplied or given to GEC in connection with the proposed entering into of this agreement or any other agreement to be entered into pursuant hereto and the sale of the Company, other than in the case of fraud, wilful misstatement or wilful omission, and in any event waives and will procure the waiver by all other members of the GEC Group of any claim of any kind against the Company based on its vicarious liability for the acts or omissions of the Employees.
5.4 Following Completion, no member of the GEC Group will use any confidential information concerning the Company which it has obtained by reason of the GEC Group's ownership of the Company in order to compete with the Company.
5.5 For a period of one year after the Completion Date, no member of the GEC Group will induce or seek to induce any of the Employees who are managers or aircrew to become employed, whether as employee, consultant or otherwise by any member of the GEC Group except for a person who responds to a public advertisement or who is first approached when no longer an employee of the Company or a member of the Purchaser's Group.
6.  PURCHASER'S WARRANTIES AND UNDERTAKINGS
6.1 The Purchaser warrants to GEC as follows:-
(A)it has the requisite power and authority to enter into and perform this agreement and the other documents to be executed by it and delivered at Completion in accordance with this agreement;
(B)this agreement constitutes and the other documents executed by it which are to be delivered at Completion will, when executed, constitute obligations binding on it; and
(C)the execution and delivery of, and the performance by the Purchaser of its obligations under this agreement will not:-
(i)result in a breach of a statutory provision or of any provision of its memorandum or articles of association;
(ii)result in a breach of any order, judgment or decree of any court or governmental agency to which it or any member of the Purchaser's Group is a party or by which it or any member of the Purchaser's Group is bound; or
(iii)require the consent of its shareholders.
6.2.1Without prejudice to paragraph 2(D) to Schedule 2, the Purchaser undertakes to use its reasonable endeavours to procure that, as soon as reasonably practicable following Completion, GEC and each other member of the GEC Group is released from all GEC Securities (if any) and undertakes to hold GEC, for itself and as trustee for its subsidiaries and the relevant members of the GEC Group indemnified and to keep it and them indemnified from and against all actions, claims, proceedings, loss, damage, payments, costs or expenses incurred by GEC or any member of the GEC Group in relation to or arising out of any GEC Securities (other than claims by the Purchaser for breach of Warranty under this Agreement that all GEC Securities have been disclosed).
6.2.2As soon as reasonably practical following GEC being aware of any actual or potential claim, action or demand against it or any other member of the GEC Group which is likely to give rise to a claim against GEC or any other member of the GEC Group in respect of any GEC Security (other than claims by the Purchaser for breach of warranty under this Agreement that all GEC Securities have been disclosed) (a "GEC Security Claim"), GEC shall and shall procure that the relevant member of the GEC Group shall:-
(A)notify the Purchaser in writing of the existence of the GEC Security Claim and provide the Purchaser with such information in relation thereto as the Purchaser may reasonably request;;
(B)subject to the Purchaser indemnifying GEC and/or any other relevant member of its Group to their reasonable satisfaction against all liability, costs, damages or expenses which may be reasonably and properly incurred thereby, take such action and give such information and, upon reasonable notice, access to relevant personnel, premises, chattels, documents and records to the Purchaser and its professional advisers as the Purchaser may reasonably request and GEC or the relevant member of the GEC Group shall take such action and give such information and assistance in order to avoid dispute, resist, mitigate, settle, compromise, defend or appeal any GEC Security Claim in respect thereof or adjudication with respect thereto as the Purchaser may reasonably require; and
(C)make no admission of liability, agreement, settlement or compromise with any third party in relation to any such GEC Security Claim or adjudication without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed). If the Purchaser agrees with the third party to settle or compromise a claim, and GEC refuses to agree to such settlement or compromise then, if the amount for which the Purchaser subsequently becomes liable exceeds the figure at which it would have so settled or compromised the relevant claim, the Purchaser shall not be liable for the excess amount or any costs incurred since the proposed date of settlement or compromise.
6.3 The Purchaser hereby undertakes that it shall not and shall procure that neither the Company nor any other member of the Purchaser's Group shall make any use of any trade marks or business or corporate names consisting of or incorporating any of the GEC Names and/or any trade mark or business or corporate name confusingly similar thereto in relation to any goods or services excluding the name "Magec", provided that in using the name "Magec" neither the Company nor any other member of the Purchaser's Group shall give any prominence or emphasis to the letters "GEC".
6.4 The Purchaser further undertakes that, in the case of the GEC Names, as soon as reasonably practicable and in any event no later than four weeks from Completion it shall procure the removal of such names from wherever they may respectively appear in connection with the Company, including (without limitation) all premises, advertisements, signs, brochures and vehicles which are used by the Company Provided that immediately on Completion, the Purchaser shall procure that the Company shall cease to use any stationery, purchase order, invoice or receipt which bears reference to any of the GEC Names unless such names have been covered with an appropriate sticker or otherwise been rendered illegible.
6.5 The Purchaser undertakes that it will prior to Completion make an offer to Richard Warner to employ him as from Completion on the same terms as or better than those on which he is at present employed (and GEC shall release him from his present employment contract accordingly).
6.6 If as contemplated in Schedule 2 the Purchaser shall at Completion have requested GEC to procure the removal from office of any director of the Company, the Purchaser shall pay GEC by way of adjustment to the Purchase Price at Completion (if, at that time, any relevant amount shall have been finally determined or agreed) or otherwise so soon thereafter as the relevant amount(s) shall have been finally determined or agreed, the amount of any loss, damage, payment, costs or expenses which GEC may suffer as a result of procuring any such removal from office. The provisions of clause 6.2.2 hereof shall apply mutatis mutandis to any claim which any director may make against GEC in connection with his removal from office at the request of the Purchaser pursuant hereto.
7.  PURCHASER'S REMEDIES AND GEC'S LIMITATIONS ON LIABILITY
7.1 The Purchaser's right to claim that a Warranty has been breached shall be limited as set out in sub-clause 7.2 and in Schedule 4 (Limitations on the GEC's Liability under the Warranties) and no liability shall attach to GEC in respect of claims under the Warranties or the Tax Covenant, as the case may be, if and to the extent that such limitations apply.
7.2 The Purchaser shall not be entitled to claim that any fact causes any of the Warranties to be breached if it was fairly disclosed or deemed to be disclosed in the Disclosure Letter or in any document delivered as an annexure to the Disclosure Letter.
7.3 If, following Completion, the Purchaser becomes aware that there has been any material breach of the Warranties or any other term of this agreement the Purchaser shall not be entitled to treat this agreement as terminated but shall be entitled to claim damages under this agreement.
7.4 Each of the parties acknowledges that the restrictions contained in clauses
5.4 and 15 shall continue to apply after the termination of the sale and purchase of the Shares under this agreement without limit in time.
8.  PENSION ARRANGEMENTS
Each of GEC and the Purchaser shall comply with Schedule 5.
9.  GUARANTEE
9.1 In consideration of GEC agreeing to sell the Shares on the terms set out in this agreement, the Guarantor hereby unconditionally and irrevocably guarantees to GEC as a primary obligor and notwithstanding any want of authority, invalidity or other defect the due and punctual performance and observance by the Purchaser of all of its obligations, commitments and undertakings under or pursuant to this agreement or any other document referred to in it and agrees to indemnify GEC in respect of any breach by the Purchaser of any of its obligations, commitments and undertakings under or pursuant to this agreement or any other document referred to in it. The liability of the Guarantor under this agreement or any other document referred to in it shall not be released or diminished by any variation of the terms of this agreement or any other document referred to in it (whether or not agreed by the Guarantor), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.
9.2 If and whenever the Purchaser defaults for any reason whatsoever in the performance of any obligation, commitment or undertaking undertaken or expressed to be undertaken under or pursuant to this agreement or any other document referred to in it, the Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure satisfaction of) the obligation, commitment or undertaking in regard to which such default has been made in the manner prescribed by this agreement or any other document referred to in it and so that the same benefits shall be conferred on GEC as would have been received if such obligation, commitment or undertaking had been duly performed and satisfied by the Purchaser.
9.3 This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the obligations of the Purchaser shall have been performed or satisfied regardless of the legality, validity or enforceability of any provisions of this agreement and notwithstanding the winding-up, liquidation, dissolution or other incapacity of the Purchaser or any change in the status, control or ownership of the Purchaser. This guarantee is in addition to, without limiting and not in substitution for, any rights or security which GEC may now or after the date of this agreement have or hold for the performance and observance of the obligations, commitments and undertakings of the Purchaser under or in connection with this agreement or any other document referred to in it.
9.4 As a separate and independent stipulation, the Guarantor agrees that any obligation, commitment or undertaking expressed to be undertaken by the Purchaser (including, without limitation, any moneys expressed to be payable under this agreement) which may not be enforceable against or recoverable from the Purchaser by reason of any legal limitation, disability or incapacity on or of the Purchaser or any fact or circumstance (other than any limitation imposed by this agreement) shall nevertheless be enforceable against and recoverable from the Guarantor as though the same had been incurred by the Guarantor and the Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Guarantor on demand.
10.  REMEDIES AND WAIVERS
10.1 No delay or omission on the part of any party to this agreement in exercising any right, power or remedy provided by law or under this agreement or any other documents referred to in it shall:-
(A)impair such right, power or remedy; or
(B)operate as a waiver thereof
without prejudice to the provisions relating to limitations on liability under the Warranties as set out in clause 7 (Purchasers' Remedies and GEC's Limitations on Liability) and Schedule 4 (Limitations on GEC's Liability under the Warranties).
10.2 The single or partial exercise of any right, power or remedy provided by law or under this agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
10.3 Rights, powers and remedies provided in this agreement are cumulative and subject as otherwise expressly provided not exclusive of any rights, powers and remedies provided by law.
11.  ASSIGNMENT
11.1 This agreement and the benefits and obligations under it and any part of it shall not be assignable by the Purchaser except by way of security to a lender to whom security is given over the Shares and except that the Purchaser may, upon giving written notice to GEC assign the benefit (but not the burden) of this agreement to a member of the Purchaser's Group provided that:-
(A)any such assignee remains a member of the Purchaser's Group; and
(B)before such assignee ceases to be a member of the Purchaser's Group, the Purchaser will procure that the benefit of this agreement is assigned to the Purchaser or (upon giving further written notice to GEC) to another company within the Purchaser's Group (any such further assignment to be subject to the same conditions as above); and
(C)if the liability of GEC shall be increased by reason of such assignment, the assignee shall be entitled to claim against GEC only such amount as would equal GEC's liability had no assignment taken place.
11.2 The Warranties shall cease to have any effect for all purposes in relation to the Company upon the Company ceasing to be owned by a member of the Purchaser's Group.
12.  FURTHER ASSURANCE
Each of the parties shall from time to time, on being required to do so by the other, now or at any time in the future, execute or procure the execution of all such documents in a form satisfactory to the party concerned and, except as provided elsewhere in, and subject to the terms of, this agreement, each of the parties shall, at its own expense do or, so far as it is able, procure to be done, all such acts as the parties may, in each such case, reasonably consider necessary for giving full effect to this agreement and securing to the Purchaser or GEC (as the case may be) the full benefit of the rights, powers and remedies conferred upon them in this agreement.
13.  ENTIRE AGREEMENT
13.1 This agreement, the Tax Covenant, the Disclosure Letter and any other documents referred to in this agreement constitute the whole and only agreement between the parties relating to the sale and purchase of the Shares and, save to the extent expressly set out in this agreement, supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing relating thereto.
13.2 Each party acknowledges that save to the extent expressly set out in this agreement, in entering into this agreement, the Tax Covenant, the Disclosure Letter and any other documents referred to in this agreement on the terms set out therein, it is not relying upon any agreement, undertaking, representation, warranty, promise, assurance or arrangement made or given by any other party or any other person, whether or not in writing, at any time prior to the execution of this agreement (including without limitation any statement made, information given or opinion expressed in the Information Memorandum or in any document in the Data Room) or any warranty or condition implied by statute or otherwise and no representations or warranties are given by GEC save for the Warranties, and Clause 2.
13.3 None of the parties shall have any right of action against the other party to this agreement arising out of or in connection with any agreement, undertaking, representation, warranty, promise, assurance or arrangement referred to in sub-clause 13.1 or 13.2 above (except in the case of fraud and save to the extent expressly set out in this agreement).
13.4 The parties have entered into this agreement in reliance on the express terms hereof. In the event of either GEC or the Purchaser proving that in entering into this agreement or fulfilling its obligations hereunder it has acted in reliance on a statement fraudulently made by the other or would have acted differently but for the fraudulent withholding of information by the other, the parties acknowledge that the provisions of this agreement shall have effect only to the extent consistent with applicable law and shall not limit in any way the rights of GEC or the Purchaser (as the case may be) against the other in respect of such statement or withholding of information.
14.  NOTICES
14.1 Any notice or other communication given or made under or in connection with the matters contemplated by this agreement shall, unless expressly stated otherwise, be in writing, other than writing on the screen of a visual display unit or other similar device which shall not be treated as writing for the purposes of this clause.
14.2 Any such notice or other communication shall be addressed as provided in sub-clause 14.3 and sent by personal delivery or by first class post or airmail (if overseas) and, in the case of personal delivery, shall be deemed given or made at the time of delivery or, in the case of a notice or communication sent by first class post or airmail, shall be deemed given or made on the next Business Day after posting (in the case of first class post) or the fifth Business Day after posting (in the case of airmail) Provided that if, in accordance with the above provisions, any such notice or other communication is given or made outside Working Hours, such notice or other communication shall be deemed to be given or made at the start of Working Hours on the next
Business Day.
14.3The relevant addressee and address of each party for the purposes of this agreement, subject to sub-clause 14.4, are:-

NAME OF PARTY             Addressee               Address
GEC                       Company Secretary       1 Stanhope Gate,
                                                  London, W1A 1EH
The Purchaser             Company Secretary       Denham Airport,
                                                  Hangar Road,
                                                  Uxbridge,
                                                  Middlesex,
                                                  UB9 5DF
The Guarantor             President               9 Airport Road,
                                                  Morristown Municipal Airport,
                                                  Morristown,
                                                  New Jersey 07960, USA

14.4 A party may notify the other parties to this agreement of a change to its name, relevant addressee or address for the purposes of sub-clause 14.3
Provided that such notification shall only be effective on:-
(A)the date specified in the notification as the date on which the change is to take place; or
(B)if no date is specified or the date specified is less than five clear Business Days after the date on which notice is given, the date falling five clear Business Days after notice of any such change has been given.
15.  ANNOUNCEMENTS
15.1 Subject to sub-clause 15.2, no public announcement concerning the sale of the Shares or any ancillary matter shall be made by either party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.
15.2 Any party may make a public announcement concerning the sale of the Shares or any ancillary matter if required by the law of any relevant jurisdiction or any securities exchange or regulatory or governmental body to which either party or any connected person is subject, wherever situated, including (without limitation) the London Stock Exchange or the Panel, whether or not the requirement has the force of law, PROVIDED THAT any such announcement shall be made only after consultation with the other party (if practicable).
15.3 The parties shall release a press announcement in the Agreed Form as soon as reasonably practical following the signature of this Agreement.
15.4 The restrictions contained in this clause shall continue to apply after Completion without limit in time.
16.  RESTRICTIVE TRADE PRACTICES ACT 1976
If there is any provision of this agreement, or of any agreement or arrangement of which this agreement forms part, which causes or would cause this agreement or that agreement or arrangement to be subject to registration under the RTPA 1976, then that provision shall not take effect until the day after particulars of this agreement or of that agreement or arrangement (as the case may be) have been furnished to the Director General of Fair Trading pursuant to section 24 RTPA 1976.
17.  COSTS AND EXPENSES
The Purchaser shall bear and pay the cost of all stamp duty, stamp duty reserve tax and other similar duty or tax and all registration fees which may result from the execution of this agreement and the other agreements entered into pursuant hereto for the transfer of the Shares to the Purchaser. Save as otherwise stated in this clause or in any other provision of this agreement, each party shall pay its own costs and expenses in relation to the negotiations leading up to the sale of the Shares and in relation to the preparation, execution and carrying into effect of this agreement and all other documents referred to in it.
18.  COUNTERPARTS
18.1 This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.
18.2 Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.
19.  TIME OF ESSENCE
Time is of the essence of each provision of this agreement.
20.  INVALIDITY
If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any applicable jurisdiction, then such provision will be deemed to be severed from this agreement and if possible replaced by a lawful provision which carries out, as closely as possible, the intention of the parties under this agreement and where permissible that shall not affect or impair:-
(A)the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or
(B)the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.
21.  GOVERNING LAW
This agreement shall be governed by and construed in accordance with English law.
22.  JURISDICTION
Each party to this agreement irrevocably agrees that any Proceedings against it may be brought in the courts of England. Nothing contained in this clause shall limit either party's rights to take Proceedings against the other in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.
23.  AGENT FOR SERVICE
23.1 The Guarantor irrevocably appoints the Purchaser to be its agent for the service of process in England. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent.
23.2 Any Service Document shall be deemed to have been duly served if marked for the attention of the Company Secretary at the registered office for the time being of the Purchaser or such other address within England or Wales as may be notified and:
(A)left at the specified address; or
(B)sent to the specified address by first class post.
In the case of (A), the Service Document shall be deemed to have been duly served when it is left. In the case of (B), the Service Document shall be deemed to have been duly served two clear Business Days after the date of posting.
23.3 If the agent at any time ceases for any reason to act as such, the Guarantor shall appoint a replacement agent having an address for service in England or Wales and shall notify GEC of the name and address of the replacement agent. Failing such appointment and notification, GEC shall be entitled by notice to the Purchaser to appoint a replacement agent to act on the Guarantor's behalf. The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.
23.4 A copy of any Service Document served on an agent shall be sent by post to the Guarantor. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.
23.5 "Service Document" means a writ, summons, order, judgment or other process document issued out of the courts of England and Wales relating to or in connection with any Proceedings.
AS WITNESS the hands of the duly authorised representatives of the parties the day and year first above written.
                                  SCHEDULE 1:
                                  Definitions
(A)In this agreement, unless otherwise specified the following terms and expressions shall have the following respective meanings:-

"ACCOUNTS"        the audited financial statements of the Company for the year ended on the Accounts Date, including a balance sheet and
                  profit and loss account, copies of which are attached to the
                  Disclosure Letter;
"ACCOUNTS DATE"   31st March, 1997;
"AGREED FORM"     in relation to any document, such document in a form agreed and initialled for the purposes of identification by the
                  Purchaser's Solicitors on behalf of the Purchaser and GEC's
                  Solicitors on behalf of GEC;
"THE PURCHASER'S
 SOLICITORS"      Macfarlanes;
"BUSINESS DAY"    means a day (other than a Saturday, a Sunday or Christmas
                  Eve) on which banks are open for business in London;
"CAA AND FAA
 APPROVALS"       means the Air Operator's Certificate Number 565, Operating
                  Licence (Type B) Number OL/B/219 and Airworthiness Authority
                  Approvals DAI/9172/88 and JAR-145 Approval (CAA, 00056)
                  issued to the Company by the Civil Aviation Authority and the
                  Repair Station Certificate MGTY 330K issued to the Company by the Federal Aviation Administration;
"CODE"            The City Code on Take-overs and Mergers;
"COMPANIES ACTS"  the Companies Act 1985, the Company Securities (Insider
                  Dealing) Act 1985, the Companies Consolidation (Consequential
                  Provisions) Act 1985 and the Companies Act 1989;
"COMPANY"         Magec Aviation Limited, of which particulars are given in
                  Schedule 7;
"COMPLETION"      completion of the sale and purchase of the Shares under this agreement;
"COMPLETION DATE" the date on which Completion occurs;
"DATA ROOM"       the data room established at the offices of GEC's Solicitors in connection with the transaction effected by this
                  Agreement;
"DEPOSIT"         <pound-sterling>2,000,000 (two million pounds sterling);
"DISCLOSURE
 LETTER"          the letter dated the date of this Agreement written by GEC to the Purchaser for the purposes of clause 7 and delivered to the Purchaser's Solicitors contemporaneously with the
                  execution of this agreement;
"EMPLOYEES"       the persons employed by the Company;
"ENVIRONMENT"     any and all organisms (including without limitation man),
                  ecosystems, property and the following media: air, (including without limitation, the air within buildings and the air
                  within other natural or man-made structures whether above or below ground); water (including without limitation, water
                  under or within land or in drains or sewers and coastal and inland waters); and land (including without limitation, land under water);
"ENVIRONMENTAL
 LAWS"            any and all applicable laws in the relevant jurisdiction
                  (excluding those laws relating specifically to town planning matters and to the health and safety of workers in the work place) including European Community or European Union
                  regulations, directives and decisions; statutes and
                  subordinate legislation (which for the avoidance of doubt
                  (notwithstanding paragraph 3.7 of Schedule 4 to this
                  agreement) shall include Part IIA of the Environmental
                  Protection Act 1990 and/or Sections 161A - D of the Water
                  Resources Act 1991 (both Acts as enacted by Section 57 and paragraph 162 of Schedule 22 respectively of the Environment
                  Act 1995) and the first set of guidance notes and regulations adopted under those provisions (but not subsequent
                  modifications, amendments or re-enactments of those
                  provisions or guidance notes or such regulations) which are applicable to the conduct of the business of the Company and which have as a purpose or effect the protection of, and/or the prevention of Harm or Damage to, the Environment and/or the provision of remedies in respect of Harm or Damage to the
                  Environment;
"ENVIRONMENTAL
 WARRANTY"        any warranty contained in paragraph 21 of Schedule 3;
"GEC'S SOLICITORS"Slaughter and May;
"GEC GROUP"       GEC and all subsidiaries or subsidiary undertakings from time to time of GEC (other than the Company);
"GEC NAMES"       the names GEC, General Electric and General Electric Company;
"GEC SCHEME"      the retirement benefits scheme established by GEC and known as the "GEC 1972 Plan" established by a Definitive Trust Deed and
                  Rules dated 4th March, 1982 as amended.
"GEC SECURITIES"  guarantees, indemnities, performance bonds or other security or contingent obligation in the nature of a financial
                  obligation which have or may have been given by GEC or any other member of the GEC Group to secure any obligation  of the
                  Company;
"ICTA 1988"       the Income and Corporation Taxes Act 1988;
"IHTA 1984"       the Inheritance Tax Act 1984;
"INFORMATION
 MEMORANDUM"      the information memorandum dated August 1997 and published in connection with the transaction effected by this Agreement;
"INTELLECTUAL
 PROPERTY"        means patents, trade marks and service marks, rights in
                  designs, trade or business names or signs, copyrights
                  (including rights in computer software) compilation rights, rights in any database and topography rights (whether or not any of these is registered and including applications for
                  registration of any such thing) and all rights or forms of protection of a similar nature or having an equivalent or
                  similar effect to any of these which may subsist anywhere in the world;
"LONDON STOCK
 EXCHANGE"        the London Stock Exchange Limited;
"PANEL"           the Panel on Take-overs and Mergers;
"PERMITS"         as at the date of this agreement any and all licences,
                  consents, permits, authorisations or the like, made or issued pursuant to or under, or required by, Environmental Laws in relation to the conduct of the business of the Company;
"PRE-SALE
 DIVIDEND"        the <pound-sterling>1,750,000 dividend declared and paid by the Company on
                  20th August, 1997;
"PROCEEDINGS"     any proceeding, suit or action arising out of or in connection with this agreement;
"PROPERTY"        all the leasehold property described in Schedule 8;
"PURCHASE PRICE"  17,000,000 (seventeen million pounds sterling), subject to adjustment as provided in clause 6.6;
"PURCHASER'S
 GROUP"           the Purchaser and all subsidiaries or subsidiary undertakings from time to time of the Purchaser;
"RTPA 1976"       the Restrictive Trade Practices Act 1976;
"SHARES"          the entire issued share capital of the Company at Completion;
"TAX COVENANT"    the tax covenant referred to in Schedule 2  and set out in
                  Schedule 5;
"TCGA 1992"       the Taxation of Chargeable Gains Act 1992;
"TULRCA"          the Trade Union and Labour Relations Consolidation Act 1992;
"TRANSFERORS"     GEC-Marconi Limited and Associated Electrical Industries
                  Limited;
"VAT"             value added tax;
"VATA 1994"       the Value Added Tax Act 1994;
"WARRANTIES"      the warranties set out in Schedule 3 (Warranties) given by GEC and "WARRANTY" shall be construed accordingly;
"WORKING HOURS"   9.30 a.m. to 5.30 p.m. on a Business Day.

(B)In this agreement, unless otherwise specified:-
(i)references to clauses, sub-clauses, paragraphs, sub-paragraphs, and schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of, and schedules to, this agreement;
(ii)a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted except to the extent that any amendment or modification made after the date of this agreement would increase or alter the liability of any party under this agreement;
(iii)references to "TAX" or "TAXATION" include, without limitation, all taxes, levies, duties, imposts, charges and withholdings of any nature whatsoever, whether of the United Kingdom or elsewhere, together with all penalties, charges and interest relating to them;
(iv)references to a "COMPANY" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;
(v)references to a "PERSON" shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);
(vi)the term "RELIEF" shall bear the same meaning as in the Tax Covenant;
(vii)a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 ICTA 1988;
(viii)references to writing shall include any modes of reproducing words in a legible and non-transitory form;
(ix)references to the knowledge or awareness of GEC (or any similar expression) in relation to the Warranties shall be deemed to refer to the actual knowledge of the GEC Group Taxation Manager (in relation to Tax), the GEC Group Environmental Manager (in relation to the Environment), the GEC Group Estates Manager (in relation to other matters concerning the Property), the GEC Group Pensions Manager (in relation to pensions) and of GEC having made enquiries of R.O. Warner, Captain M.P. Hyde, P.D. Mainprize, K.A. Atkinson and T.J. King;
(x)references to the knowledge or awareness of the Purchaser (or any similar expression) in relation to the Warranties shall be deemed to refer to the actual knowledge of P. Dupee, C. Tennant, P. Boyd, S. Borrowdale, G. Holden and
M. Underwood;
(xi)words or phrases beginning with the introduction of the word "include" or "including" are to be interpreted without limitation;
(xii)references to times of the day are to London time (except in the definition of Working Hours for the purposes of service of notice on the Guarantor, where they are references to Eastern Standard Time);
(xiii)headings to clauses and schedules are for convenience only and do not affect the interpretation of this agreement; and
(xiv)the schedules and any attachments (but not the Tax Covenant) form part of this agreement and shall have the same force and effect as if expressly set out in the body of this agreement, and any reference to this agreement shall include the schedules.